September 23, 2019

Ms. Karen Rossotto

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FNEX Ventures (the “Fund”)
File Nos. 811-23363; 333-226250

Dear Ms. Rossotto:

This letter provides the Fund’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Staff provided on August 27, 2019 and September 17, 2019. The comments addressed pre-effective amendment no. 3 to its registration statement on Form N-2, which was filed on August 2, 2019. For your convenience, I have summarized the comments in this letter and provided the Fund’s response below each comment.

COVER

1.	Comment: On page 4 of the Prospectus Summary, please revise the disclosure in the second full paragraph after the bullet points to describe the investment objective and strategy in plain English. Additionally, please emphasize that the Target List is not an index.

Response: The Fund has revised the disclosure to address the Staff’s comment.

2.	Comment: Please confirm if the portfolio manager and any other affiliates of the investment adviser, FNEX Advisors LLC (the “Advisor”), invest in the Targeted Portfolio Companies outside of the Fund. If they are permitted to make investments in these companies outside of the Fund, please confirm that the Advisor’s Code of Ethics covers such trading activities.

Response: The FNEX Code of Ethics (or “Code”) adopted by the Advisor applies to (i) directors, officers, and partners of the Advisor (or other persons occupying a similar status or performing similar functions) and its parent, FNEX LLC; (ii) employees of the Advisor; (iii) any other person who provides advice on behalf of the Advisor and is subject to the Advisor’s supervision and control; (iv) temporary workers, consultants, independent contractors of the Advisor; and (v) access persons. Access persons are defined as any supervised person who (i) has access to nonpublic information regarding any client’s purchase or sale of securities, or non-public information regarding the portfolio holdings of any fund the Advisor or its affiliates manage; or (ii) is involved in making securities recommendations to clients, or has access to any nonpublic recommendations, including all directors, officers, and partners of the Advisor. The only affiliate of the Advisor that may invest in the Target Portfolio Companies is subject to the Code. The Advisor’s parent company, FNEX LLC, controls FNEX Ventures Series LLC, a Delaware series LLC that may hold securities in the Targeted Portfolio Companies on an individual basis (i.e., each series may invest in only one Targeted Portfolio Company) and is available only to accredited investors. FNEX LLC is the managing member of each series of FNEX Ventures Series LLC. The Fund also confirms that neither its portfolio manager nor any other affiliate of the Advisor will invest in or hold securities of the Targeted Portfolio Companies.

3.	Comment: On page 5 of the Prospectus Summary, please disclose if there is an anticipated repurchase offering and, if so, the date of the expected offering.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Ms. Karen Rossotto

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

September 23, 2019

4.	Comment: On page 5 of the Prospectus Summary, please discuss how the Fund will maintain sufficient liquidity to meet its repurchase obligations, including the types of securities that the Fund will hold.

Response: The Fund has revised the disclosure to address the Staff’s comment.

PROSPECTUS

Prospectus Summary

Investment Objective and Strategy

5.	Comment: Please disclose if the investment objective can be changed without shareholder approval and, if so, whether they would receive notice of any changes.

Response: We note that on page 23, the section titled Investment Objective states that the investment objective can be changed without shareholder approval, but that shareholders will receive 60 days’ written notice of any changes. We decline to add the disclosure to the Prospectus Summary.

6.	Comment: As requested in Comment 1, please revise the disclosure in the to state the strategy in plain English.

Response: The Fund has revised the disclosure to address the Staff’s comment.

7.	Comment: Please confirm that the expense limitation agreement will remain in effect for at least one year from the effective date of the registration statement.

Response: The Fund confirms that the expense limitation agreement will remain in effect for at least one year from the effective date of the registration statement.

Organizational and Offering Expenses

8.	Comment: Revise the disclosure to reflect whether or not the ability of the Advisor to receive reimbursement for organizational and offering costs it has incurred on the Fund’s behalf is limited to such costs incurred within the three years after the date on which they were incurred.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Summary of Principal Risk Factors and Special Considerations

9.	Comment: Please order the risk disclosure to prioritize the risks that would have the most adverse impact on the Fund’s net asset value, yield, and total return.

Response: The Fund notes that the Staff previously provided this comment and it confirms that the risk disclosure has been prioritized accordingly.

10.	Comment: Regarding Valuation Risk, please disclose in Item 9 the conflict of interest that the Advisor has as a member of the valuation process. If applicable, disclose that the Advisor will not be the decision maker if there are conflicting valuations provided by the Advisor and other parties such as the pricing agent.

Response: The Fund notes that the disclosure in Item 9 already states the Advisor’s conflict of interest and that it is a non-voting member of the Valuation Oversight Committee. The Fund has added disclosure that expressly states the Advisor does not have decision-making authority when it comes to differences in valuations between the Advisor and pricing agent.

11.	Comment: Regarding Focus of Investments risk, please state the Fund’s concentration policy in the positive because it does place limits on the Advisor’s ability to focus investments. Please make a similar change to the same disclosure in Item 9. When making changes, please state in plain English and be careful when using terms that have a legal definition under the Investment Company Act of 1940 (e.g., concentration).

Response: The Fund has revised the disclosure to address the Staff’s comment.

Ms. Karen Rossotto

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

September 23, 2019

12.	Comment: Please move the Temporary Defensive Position Risk to Item 9.

Response: The Fund has revised the disclosure to address the Staff’s comment.

13.	Comment: Regarding Private Marketplace Trading Risks, both here and in the Item 9 disclosure, move the first two sentences of the paragraph to the Investment Strategy section and replace the two sentences addressing the manner in which the Fund purchases securities for its portfolio.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Investment Strategy

14.	Comment: The strategy disclosure states that the Fund can invest in Foreign Securities. If this is a principal investment, please add appropriate risk disclosure, including whether the foreign private companies have the same risk profile of U.S. private companies. Otherwise, consider moving it to the SAI.

Response: The Fund has revised the disclosure to address the Staff’s comment.

15.	Comment: Please disclose the types of securities the Fund will hold to meet quarterly redemptions.

Response: The Fund has revised the disclosure to address the Staff’s comment.

16.	Comment: We note that the fourth paragraph states that the Fund may invest in securities of issuers other than those included in the FNEX Target List. Please describe these issuers in more detail and disclose how the list evolves over time.

Response: The Fund has removed the disclosure to address the Staff’s comment. The disclosure was originally intended to note that the Fund may hold investments for non-principal purposes (e.g., redemption liquidity or temporary defensive purposes). The Fund removed the disclosure from the principal investment strategy to avoid confusion.

17.	Comment: We note that the sixth paragraph states that the Fund may purchase securities through secondary purchases or exchanges of the issuer’s shareholders. Please explain how there can be a secondary market before the issuer’s initial public offering. Also, explain how the Fund will determine if it is qualified to purchase the private securities.

Response: Secondary markets for unregistered securities are permitted under federal securities laws (e.g. securities traded pursuant to Rule 144A of the Securities Act of 1933). The Fund is an accredited investor in accordance with Rule 501(a)(1) of Regulation D of the Securities Act of 1933 and therefore may purchase securities in a secondary market. The Fund may purchase these securities directly from the seller or through a broker-dealer.

18.	Comment: The final sentence in this section states “Within the limits of the Fund’s fundamental policies, the Fund’s management has reserved freedom of action.” Please explain why this disclosure is included in the principal investment strategy or delete it from this section.

Response: The Fund has deleted the sentence.

Ms. Karen Rossotto

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

September 23, 2019

19.	Comment: Preferred securities are included in the definition of equity in the Fund’s principal investment strategy, but disclosure about them is listed under Non-Principal Investment Strategies. Please revise the disclosure so that it is consistent throughout the prospectus.

Response: The Fund has revised the disclosure to address the Staff’s comment.

20.	Comment: The last paragraph refers to other accounts managed by the Advisor and its affiliates, but disclosure in other parts of the registration statement and the Advisor’s Form ADV state that it only manages the Fund. Please revise the disclosure.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Risk Factors and Special Considerations

21.	Comment: Under Risks of Investing in Targeted Portfolio Companies, the Fund states that its securities may be subject to drag-along rights. If this is a principal risk to the Fund, please provide appropriate disclosure. Otherwise, move the disclosure regarding drag-along rights to the section about non-principal risks.

Response: The Fund has revised the disclosure to address the Staff’s comment.

22.	Comment: Please compare the risk disclosure on Repurchase Offer Risk to the same disclosure in the Prospectus Summary and reconcile any differences. Also, please disclose if there is a risk of return of capital.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Use of Leverage

23.	Comment: Please add a statement to this section that says the Fund may borrow to meet its repurchase requirements, which is stated elsewhere in the registration statement.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Management of the Fund

24.	Comment: Under Portfolio Manager, please revise the disclosure to clarify what the portfolio manager’s business experience has been over the last five years.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Fund Expenses

25.	Comment: Please confirm that the Advisor’s recoupment of any previously waived fees or reimbursed expenses is subject to a three-year limitation from the month in which the fee was waived or the expense was reimbursed.

Response: The Fund confirms that any recoupment is limited to a three-year limitation from the month in which the fee was waived or the expense was reimbursed.

Non-Listed Closed-End Fund Structure

26.	Comment: Please breakup the Repurchase Risk disclosure into bullet points to make it easier to read.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Ms. Karen Rossotto

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

September 23, 2019

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies

27.	Comment: Please explain the type of foreign securities that are covered by the foreign investment disclosure.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Fundamental Investment Policies and Restrictions

28.	Comment: Please disclose that if something happens to the value of the securities held by the Fund, the change in value will not cause a violation of the fundamental investment policies, except for the restrictions on borrowings.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Management of the Fund

29.	Comment: On page 11, there is no conflict of interest disclosure regarding the portfolio manager’s conflicts of interest. Please include disclosure on these conflicts.

Response: The Fund has revised the disclosure to address the Staff’s comment.

SEED AUDIT FINANCIALS

30.	Comment: Please confirm that the Advisor will waive fees and reimburse expenses at the same frequency that it is paid the advisory fee (e.g., monthly, quarterly, etc.).

Response: The Fund confirms that the Advisor will waive fees and reimburse expenses at the same frequency that it is paid the advisory fee.

31.	Comment: For the fee table, please confirm that the AFFE is not expected to be 0.01% or higher for the upcoming fiscal year.

Response: The Fund confirms that the AFFE is not expected to be 0.01% or higher for the upcoming fiscal year.

32.	Comment: Please confirm that future financial statements will include the disclosure requirements related to restricted securities from Regulation S-X, article 1212.

Response: The Fund confirms that, if applicable, future financial statements will include the disclosure requirements related to restricted securities from Regulation S-X, article 1212.

33.	Comment: Please confirm that the Fund will monitor if it obtains control of a company (e.g., board seats) or if the company would qualify as a significant subsidiary, and that the Fund will include any applicable disclosure requirements relating to such control.

Response: The Fund confirms that it will monitor if it obtains control of a company or if the company would qualify as a significant subsidiary, and the Fund will include any applicable disclosure requirements relating to such control.

* * *

Please contact me at (513) 708-6391 or Bo James Howell at (509) 279-8202 regarding the responses contained in this letter.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom

Partner

Practus, LLP

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